Mail Stop 4561

September 6, 2007

Mr. John R. Signorello
CEO and Principal Executive Officer
IceWEB, Inc.
205 Van Buren Street
Suite 150
Herndon, VA 20170

> **Re: IceWEB, Inc.**
> **Form 10-KSB for the fiscal year ended September 30, 2006**
> **File No. 000-27865**

Dear Mr. Signorello:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2006

Management's Discussion and Analysis or Plan of Operation

Overview, page 15

1. We noted that you acquired the assets of True North Solutions Federal Systems Group on November 15, 2006 for $350,000. We further noted in your Form 8-K dated December 1, 2006, that total revenues of True North Solutions Federal Systems Group "had 2005 sales to the Federal Government of approximately $28,000,000." Based on the previous revenues of the acquired, please provide us with your significance tests regarding this acquisition and management's determination as to whether audited financial statements are required to be filed under Item 310(c) of Regulation S-B.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

2. Please reconcile the disclosure in your 2006 Consolidated Statement of Cash Flows that you did not receive any cash from issuance of preferred stock with your disclosure within your Consolidated Statement of Changes in Stockholders Equity that you received $349,618 from the issuance of preferred stock.

11. Stockholders' Deficit

Preferred Stock, page F15

3. We note that in February 2006 that you reduced the exercise price of the Series A Preferred Stock warrants and the Series B Preferred Stock warrants. Please tell us what, if any, accounting implication this reduction had on your financial statements and your basis for that accounting treatment. Please cite all accounting literature relied upon.

Common Stock Warrants, page F-21

4. We note that you modified your outstanding warrants by reducing the exercise price on these warrants to purchase shares of your common stock. Please explain to us how you accounted for the repricing of these warrants and cite the appropriate accounting literature relied upon.

13. Acquisitions and Dispositions, page F-24

    5. We note that the fair value of the net assets of PatriotNet, Inc. exceeded the purchase price by $390,600. Please tell us how this resulted in the recognition of goodwill. Please cite accounting literature relied upon.

Exhibit 31.1 and 31.2

    6. We note that you have made certain modifications to the exact form of the required certifications including the deletion of the language "under which such statements were" and adding the term "annual" in paragraph 2. Please discontinue the use of these and other modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Accounting Branch Chief